CONNER & WINTERS

                         ATTORNEYS & COUNSELORS AT LAW
                             Conner & Winters, LLP
                             3700 First Place Tower
                              15 East Fifth Street
                           Tulsa, Oklahoma 74103-4344
                                  918-586-5711
                                Fax 918-586-8982
                                 www.cwlaw.com
                                  -----------

                             Writer's Direct Number
                                  918-586-8528
                              Writer's Fax Number
                                  918-586-8628
                            Writer's E-mail Address
                                rsacra@cwlaw.com

TULSA

Henry G. Will              Nancy E. Vaughn              William G. von Glahn         Vicki Bronson*
Joseph J. McCain, Jr.      Gregory D. Renberg           Bob F. McCoy                 Todd P. Lewis*
Lynnwood R. Moore, Jr.     Mark D. Berman               John E. Barry                P. Joshua Wisley
Robert A. Curry            Katherine G. Coyle           James R. Ryan
Steven W. McGrath          Beverly K. Smith             Russell H. Harbaugh, Jr.     Charles E. Scharlau*
D. Richard Funk            Melodie Freeman-Burney       David O. Cordell
Randolph L. Jones, Jr.     R. Richard Love, III                                      WASHINGTON, D.C.
J. Ronald Petrikin         Robert D. James              OKLAHOMA CITY
Larry B. Lipe              Stephen R. Ward              Irwin H. Steinhorn           G. Daniel Miller*
James E. Green, Jr.        Jeffrey R. Schoborg          John W. Funk
Martin R. Wing             Anne B. Sublett              Jared D. Giddens             Henry Rose*
John W. Ingraham           J. Ryan Sacra                Kiran A. Phansalkar          Erica L. Summers*
Andrew R. Turner           Jason S. Taylor              Mitchell D. Blackburn
Gentra Abbey Sorem         Katy Day Inhofe              Mark H. Bennett              HOUSTON, TEXAS
R. Kevin Redwine           Stephan A. Wangsgard         Bryan J. Wells
Tony W. Haynie             Julia Forrester-Sellers      Laura McCasland Holbrook     Pamela H. Stabler*
Bruce W. Freeman           Melinda L. Kirk              John E. Gatliff II
David R. Cordell           P. Bradley Bendure           J. Dillon Curran             JACKSON, WYOMING
John N. Hove               Kathryn J. Kindell           William M. Lewis
C. Raymond Patton, Jr.     Amy M. Santee                L. Belynn Whatley            Randolph L. Jones, Jr.
Paul E. Braden             Cara M. Hair
Robert J. Melgaard         Alissa A. Hurley             Peter B. Bradford            SANTA FE, NEW MEXICO
P. Scott Hathaway          Heather Holt Bilderback      Shelia L. Darling
Lawrence A. Hall           Debra R. Stockton                                         Douglas M. Rather
Timothy T. Trump           Shelley L. Carter            NORTHWEST ARKANSAS           ----------------
Mark E. Dreyer             Jed W. Isbell
                                                        John R. Elrod*               Benjamin C. Conner
                                                        Greg S. Scharlau                    1879-1963
                                                        Terri Dill Chadick           John M. Winters, Jr.
                                                                                            1901-1989

                                                                                     *Not Admitted in Oklahoma


                                   May 3, 2005

Michele Gohlke
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:     PALWEB CORPORATION
        FORM 10-KSB FOR THE YEAR ENDED MAY 31, 2004

Dear Ms. Gohlke:

            In connection with your review of the captioned filing, we offer the following responses to the comments and requests contained in your April 11, 2005 letter to Robert H. Nelson of Greystone Logistics, Inc. (formerly Palweb Corporation, in its filings through April 14, 2005) (the "Company"). To facilitate your review of our responses, we have restated each of your comments followed by our response.

FORM 10-KSB FOR THE YEAR ENDED MAY 31, 2004
-------------------------------------------

ITEM 6.  MANAGEMENT'S DISCUSSION AND ANALYSIS--PAGE 13
------------------------------------------------------

COMMENT NO. 1:
--------------

            REVISE FUTURE FILINGS TO INCLUDE A DISCUSSION OF THE COMPANY'S POLICY FOR IDENTIFYING AND ACCOUNTING FOR OBSOLETE OR UNSALEABLE INVENTORY AS A CRITICAL ACCOUNTING POLICY. ALTERNATIVELY, TELL US WHY YOU DO NOT BELIEVE THIS TO BE ONE OF THE COMPANY'S CRITICAL ACCOUNTING POLICIES.

CONNER & WINTERS

Michele Gohlke
May 3, 2005
Page 2

            Management does not consider obsolete or unsaleable inventory to be a significant issue because (1) production of finished goods is principally based on outstanding purchase orders from customers, (2) unusable plastic pallets are reground and used in the production process for new pallets and (3) the raw materials used in the production process consist principally of scrap plastic that, if unsuitable for the Company's products, is readily marketable.

ITEM 8A.  CONTROLS AND PROCEDURES--PAGE 23
------------------------------------------

COMMENT NO. 2:
--------------

            WE NOTE YOUR DISCLOSURE THAT "THERE CAN BE NO ASSURANCE THAT ANY DESIGN WILL SUCCEED IN ADHERING TO ITS STATED GOALS UNDER ALL POTENTIAL FUTURE CONDITIONS." REVISE FUTURE FILINGS TO REMOVE THIS QUALIFYING DISCLOSURE.

                The Company will revise future filings in accordance with your comment to remove the qualifying disclosure noted above.

COMMENT NO. 3:
--------------

            PLEASE REVISE THE LANGUAGE USED IN YOUR DISCLOSURE CONCERNING CHANGES IN YOUR INTERNAL CONTROL OVER FINANCIAL REPORTING IN FUTURE FILINGS TO INDICATE WHETHER THERE WAS ANY CHANGE TO YOUR INTERNAL CONTROL OVER FINANCIAL REPORTING THAT HAS MATERIALLY AFFECTED, OR THAT IS REASONABLY LIKELY TO MATERIALLY AFFECT, YOUR INTERNAL CONTROL OVER FINANCIAL REPORTING, CONSISTENT WITH THE LANGUAGE USED IN AMENDED ITEM 308(C) OF REGULATION S-B.

            The Company will revise its future filings in accordance with your comment, to indicate whether there was any change to its internal control over financial reporting that has materially affected, or that is reasonably likely to materially affect, the Company's internal control over financial reporting, consistent with the language used in amended Item 308(c) of Regulation S-B.

            We refer you to Part I, "Item 3. Controls and Procedures," page 13, of the Company's Quarterly Report on Form 10-QSB for the quarterly period ended February 28, 2005, filed on April 20, 2005, wherein the Company included the following disclosure: "During the quarter ended February 28, 2005, there was no change in Greystone's internal controls over financial reporting that has materially affected, or that is reasonably likely to materially affect, Greystone's internal control over financial reporting."

CONNER & WINTERS

Michele Gohlke
May 3, 2005
Page 3

CONSOLIDATED STATEMENTS OF CASH FLOWS--PAGE F-5
-----------------------------------------------

COMMENT NO. 4:
--------------

            WE NOTE THAT YOU ACQUIRED GREYSTONE PLASTICS, INC. IN FISCAL YEAR 2004 BY PAYING $4.2 MILLION IN CASH AND ISSUING $8.3 MILLION OF NOTES PAYABLE. TELL US HOW YOU HAVE REFLECTED THE CASH PAID FOR THE ACQUISITION OF THE ASSETS AND LIABILITIES OF GREYSTONE IN YOUR STATEMENT OF CASH FLOWS. TELL US HOW YOUR ACCOUNTING COMPLIES WITH PARAGRAPHS 15-17 OF SFAS NO. 95.

            The Company considered paragraph 17c of SFAS No. 95, "Cash outflows for investing activities," which refers to payments to acquire property, plant and equipment when accounting for the acquisition of the capital assets of Greystone Plastics, Inc ("Plastics"). Included in the $4.2 million paid in cash for the acquisition of the assets of Plastics was $0.45 million for raw materials inventory. The balance of $3.75 million plus another $0.7 million paid for property and equipment unrelated to the Greystone Plastics acquisition are reflected under the caption "Cash flows from investing activities," as the cash totaling $4.45 million expended for acquisition of property and equipment. The $0.45 million for raw materials inventory is included in the determination of cash flows from operations.

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES.
----------------------------------------------------

RECOGNITION OF REVENUES--PAGE F-8
---------------------------------

COMMENT NO. 5:
--------------

            WE NOTED THAT YOU STATE "REVENUES ARE RECOGNIZED WHEN THE PRODUCT IS SHIPPED." HOWEVER, WE ALSO NOTED ON PAGE 8 THAT IT APPEARS YOU OFFER BOTH PRODUCTS AND SERVICES TO YOUR CUSTOMERS. TELL US AND REVISE FUTURE FILINGS TO DISCUSS WHAT SERVICES YOU PROVIDE AND HOW YOU RECOGNIZE REVENUES FOR SUCH SERVICES.

            The Company does not provide services to its customers for a fee. Although the Company is responsive to its customers, it does not provide follow-up services after the sale of its products and does not generate any revenues therefrom. The Company sells its product (pallets) and ships FOB its plant. The Company buys back pallets for subsequent repair and resale but does not provide repair services to its customers.

            In accordance with your comment, future filings will be drafted to clarify that the Company does not offer services for a fee.

CONNER & WINTERS

Michele Gohlke
May 3, 2005
Page 4

NOTE 14.  ACQUISITION-PAGE F-17
-------------------------------

COMMENT NO. 6:
--------------

            IT APPEARS THAT GREYSTONE PLASTICS HAD A SIGNIFICANT ARRANGEMENT WITH AT LEAST ONE CUSTOMER. HOWEVER, IT DOES NOT APPEAR THAT YOU ALLOCATED ANY AMOUNTS AS AN INTANGIBLE ASSET RELATING TO THIS CONTRACTUAL AGREEMENT. PLEASE SUPPLEMENTALLY TELL US WHY YOU DID NOT ALLOCATE A GREATER AMOUNT TO ANY INTANGIBLE ASSETS BASED ON PARAGRAPHS 37(E) AND 39 OF SFAS 141 AND ALSO APPENDIX A14 OF SFAS 141. TELL US AND REVISE FUTURE FILINGS TO DISCLOSE WHY THE PURCHASE RESULTED IN SUCH A SIGNIFICANT AMOUNT BEING RECORDED TO GOODWILL.

VALUE OF INTANGIBLES OTHER THAN GOODWILL

            Plastics sole customer was Miller Brewing. The arrangement between Plastics and Miller Brewing was limited to a purchase order which generally estimated Miller Brewing's pallet requirements for a period of one year. The purchase order was cancelable without penalty upon 60 days prior written notice.

            The acquisition of the assets and business of Plastics was completed principally for three purposes: (1) the technical knowledge of Plastics' management team in the manufacture of plastic pallets and in operating injection molding machines, (2) to enhance and expand the operations of Greystone and (3) positive cash flow that was already being generated from the sale of pallets at the time of the Company's purchase of Plastics. The Company's ability to enhance its own marketing activities and thereby increase the utilization of Greystone's own production lines was the primary motivation for the Company to complete the acquisition of Plastics.

            No value was assigned to the customer contract or the customer list due to the following:

            1. Pallet purchases can be terminated at any time and the loyalty of the sole customer is heavily dependent on the relationship of Plastics' management and its ability to be responsive to the customer's needs. Accordingly, the Company does not believe that the customer relationship or customer list carry any meaningful value separate and apart from the assets and management of Plastics.

            2. Management of Greystone determined that any value assigned to the customer list would be nominal due to the risk of loss of the sole customer. The acquisition was completed with full knowledge and intent to increase the production capability of the assets and operations acquired from Plastics and to develop a broader base of customers.

CONNER & WINTERS

Michele Gohlke
May 3, 2005
Page 5

VALUATION OF GOODWILL

            The excess of the cost of the acquired entity over the fair value of the net assets acquired is classified as goodwill. The resulting amount assigned to goodwill is substantiated by the value of cash flows from operations of the assets acquired. As noted above, one purpose of the acquisition was to capture the cash flow being generated by the assets of Plastics.

FORM 10-QSB FOR THE PERIOD ENDED NOVEMBER 30, 2004
--------------------------------------------------

ITEM 3.  CONTROLS AND PROCEDURES--PAGE 11
-----------------------------------------

COMMENT NO. 7:
--------------

            WE NOTE YOUR STATEMENT THAT THE CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER HAVE CONCLUDED THAT THE COMPANY'S DISCLOSURE CONTROLS AND PROCEDURES ARE EFFECTIVE "EXCEPT AS SET FORTH BELOW." GIVEN THE EXCEPTIONS NOTED, IT REMAINS UNCLEAR WHETHER YOUR CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER HAVE CONCLUDED THAT YOUR DISCLOSURE CONTROLS AND PROCEDURES ARE EFFECTIVE. PLEASE AMEND YOUR FILING TO REVISE YOUR DISCLOSURE TO STATE, IN CLEAR AND UNQUALIFIED LANGUAGE, THE CONCLUSIONS REACHED BY YOUR CHIEF EXECUTIVE OFFICER AND YOUR CHIEF FINANCIAL OFFICER ON THE EFFECTIVENESS OF YOUR DISCLOSURE CONTROLS AND PROCEDURES. FOR EXAMPLE, IF TRUE, YOU CAN STATE THAT YOUR DISCLOSURE CONTROLS AND PROCEDURES ARE EFFECTIVE INCLUDING CONSIDERATION OF THE IDENTIFIED MATTERS, SO LONG AS YOU PROVIDE APPROPRIATE DISCLOSURE EXPLAINING HOW THE DISCLOSURE CONTROLS AND PROCEDURES WERE DETERMINED TO BE EFFECTIVE IN LIGHT OF THE IDENTIFIED MATTERS. OR, IF TRUE, YOU CAN STATE THAT GIVEN THE IDENTIFIED MATTERS, YOUR DISCLOSURE CONTROLS ARE NOT EFFECTIVE. YOU SHOULD NOT, HOWEVER, STATE THE CONCLUSION IN YOUR CURRENT DISCLOSURE, WHICH APPEAR TO STATE THAT YOU DISCLOSURE CONTROLS AND PROCEDURES ARE EFFECTIVE EXCEPT TO THE EXTENT THEY ARE NOT EFFECTIVE.

            In accordance with your comment, the Company is filing today an amended Quarterly Report on Form 10-QSB/A for the period ended November 30, 2004 to reflect the conclusions reached by its chief executive officer and chief financial officer that the Company's disclosure controls and procedures as of the end of such period were not effective.

COMMENT NO. 8:
--------------

            WE DO NOT SEE WHERE YOU HAVE INCLUDED THE INFORMATION REQUIRED BY
ITEM 308(C) OF REGULATION S-B. REVISE TO INDICATE WHETHER THERE WAS ANY CHANGE TO YOUR INTERNAL CONTROL OVER FINANCIAL REPORTING THAT HAS MATERIALLY AFFECTED, OR THAT IS LIKELY TO MATERIALLY AFFECT, YOUR INTERNAL CONTROL OVER FINANCIAL REPORTING.

CONNER & WINTERS

Michele Gohlke
May 3, 2005
Page 6

            In accordance with your comment, the Company is filing today an amended Quarterly Report on Form 10-QSB/A for the period ended November 30, 2004 to include the information required by Item 308(c) of Regulation S-B.

            We would appreciate your earliest possible review of the Company's Form 10-QSB/A and this letter in response to your comments. To expedite the conveyance of additional comments, please feel free to call me at (918) 586-8528 at any time.


                                       Yours very truly,

                                       /s/ J. Ryan Sacra
                                       ---------------------------------------
                                       J. Ryan Sacra

cc:         Greystone Logistics, Inc.
            Robert H. Nelson